Subject to Completion

Preliminary Pricing Supplement dated April 2, 2008

PRICING SUPPLEMENT (To MTN prospectus supplement, general prospectus supplement and prospectus, each dated March 31, 2006) Pricing Supplement Number:	Filed Pursuant to Rule 424(b)(3) Registration No. 333-132911

                    Units

Merrill Lynch & Co., Inc.

Medium-Term Notes, Series C

Principal Protected Notes

Linked to a Domestic Sector Index Basket

due April     , 2012

(the “Notes”)

$1,000 principal amount per unit

The Notes:

•

The Notes are designed for investors who are willing to forego interest payments on the Notes in exchange for the ability to participate in any increases in the value of a Domestic Sector Index Basket (the “Basket”), comprised of the Health Care Select Sector Index (Bloomberg symbol “IXV<index>”), the Industrial Select Sector Index (Bloomberg symbol “IXI<index>”) and the Consumer Staples Select Sector Index (Bloomberg symbol “IXR<index>”) (each initially equally weighted), from the starting value of the Basket on the pricing date to the final average value of the Basket equal to the average of the closing values of the Basket on sixteen valuation dates, commencing July     , 2008 and ending April     , 2012.

•	The Notes will have 100% principal protection on the maturity date.

•	Because we will make no payments on the Notes prior to the maturity date, investors must be willing to forego periodic payments of interest.

•	The Notes will not be redeemable prior to the maturity date.

•	The Notes will not be listed on any securities exchange.
•

The Notes will be senior unsecured debt securities of Merrill Lynch & Co., Inc., denominated and payable in United States dollars, and part of a series entitled “Medium-Term Notes, Series C”. The Notes will have the CUSIP No.                .

•	The settlement date for the Notes is expected to be April , 2008.

Payment on the maturity date:

•

The amount you receive on the maturity date per unit will be based upon the direction of and percentage change in the value of the Basket from the starting value of the Basket on the pricing date to the final average value of the Basket based on sixteen valuation dates. If the final average value of the Basket:

•	is greater than the starting value, you will receive the $1,000 principal amount per unit plus a supplemental redemption amount equal to $1,000 multiplied by the percentage increase; or

•	is equal to or lower than the starting value, you will receive the $1,000 principal amount per unit.

Information included in this pricing supplement supersedes information in the accompanying MTN prospectus supplement, general prospectus supplement and prospectus to the extent that it is different from that information.

In connection with this offering, each of Merrill Lynch, Pierce, Fenner & Smith Incorporated and its broker-dealer affiliate First Republic Securities Company, LLC is acting in its capacity as a principal.

Investing in the Notes involves risks that are described in the “ Risk Factors” section beginning on page PS-7 of this pricing supplement and beginning on page S-3 of the accompanying MTN prospectus supplement.

	Per Unit	Total
Public offering price (1)	$1,000	$
Underwriting discount	$25	$
Proceeds, before expenses, to Merrill Lynch & Co., Inc.	$975	$

(1)	The price to the public for any single purchase by an investor in certain trust or other fee based accounts is $975 per Unit. The price to the public for all other purchases of Notes is $1,000 per Unit.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this pricing supplement or the accompanying MTN prospectus supplement, general prospectus supplement and prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

Merrill Lynch & Co.

The date of this pricing supplement is April     , 2008.

“Standard & Poor’s®”, “Standard & Poor’s 500”, “S&P 500®” and “S&P®” are trademarks of The McGraw Hill Companies, Inc. and have been licensed for use by Merrill Lynch, Pierce, Fenner & Smith Incorporated. Merrill Lynch & Co., Inc. is an authorized sublicensee.

Pricing Supplement

Page
SUMMARY INFORMATION—Q&A	PS-3
RISK FACTORS	PS-7
DESCRIPTION OF THE NOTES	PS-11
THE BASKET	PS-16
UNITED STATES FEDERAL INCOME TAXATION	PS-27
ERISA CONSIDERATIONS	PS-31
USE OF PROCEEDS AND HEDGING	PS-32
SUPPLEMENTAL PLAN OF DISTRIBUTION	PS-32
EXPERTS	PS-32
INDEX OF CERTAIN DEFINED TERMS	PS-33

Medium-Term Notes, Series C Prospectus Supplement (the “MTN prospectus supplement”)

RISK FACTORS	S-3
DESCRIPTION OF THE NOTES	S-4
UNITED STATES FEDERAL INCOME TAXATION	S-22
PLAN OF DISTRIBUTION	S-29
VALIDITY OF THE NOTES	S-30

Debt Securities, Warrants, Preferred Stock, Depositary Shares and Common Stock Prospectus Supplement (the “general prospectus supplement”)

MERRILL LYNCH & CO., INC	S-3
USE OF PROCEEDS	S-3
RATIO OF EARNINGS TO FIXED CHARGES AND RATIO OF EARNINGS TO COMBINED FIXED CHARGES AND PREFERRED STOCK DIVIDENDS	S-4
THE SECURITIES	S-4
DESCRIPTION OF DEBT SECURITIES	S-5
DESCRIPTION OF DEBT WARRANTS	S-16
DESCRIPTION OF CURRENCY WARRANTS	S-18
DESCRIPTION OF INDEX WARRANTS	S-20
DESCRIPTION OF PREFERRED STOCK	S-25
DESCRIPTION OF DEPOSITARY SHARES	S-32
DESCRIPTION OF PREFERRED STOCK WARRANTS	S-36
DESCRIPTION OF COMMON STOCK	S-38
DESCRIPTION OF COMMON STOCK WARRANTS	S-42
PLAN OF DISTRIBUTION	S-44
WHERE YOU CAN FIND MORE INFORMATION	S-45
INCORPORATION OF INFORMATION WE FILE WITH THE SEC	S-46
EXPERTS	S-46

Prospectus

WHERE YOU CAN FIND MORE INFORMATION	2
INCORPORATION OF INFORMATION WE FILE WITH THE SEC	2
EXPERTS	2

SUMMARY INFORMATION—Q&A

This summary includes questions and answers that highlight selected information from this pricing supplement and the accompanying MTN prospectus supplement, general prospectus supplement and prospectus to help you understand the Principal Protected Notes Linked to a Domestic Sector Index Basket due April , 2012 (the “Notes”). You should carefully read this pricing supplement and the accompanying MTN prospectus supplement, general prospectus supplement and prospectus to fully understand the terms of the Notes, the Domestic Sector Index Basket (the “Basket”) and the tax and other considerations that are important to you in making a decision about whether to invest in the Notes. You should carefully review the “Risk Factors” sections in this pricing supplement and the accompanying MTN prospectus supplement, which highlight certain risks associated with an investment in the Notes, to determine whether an investment in the Notes is appropriate for you.

References in this pricing supplement to “ML&Co.”, “we”, “us” and “our” are to Merrill Lynch & Co., Inc. and references to “MLPF&S” are to Merrill Lynch, Pierce, Fenner & Smith Incorporated.

What are the Notes?

The Notes will be part of a series of senior debt securities issued by ML&Co. entitled “Medium-Term Notes, Series C” and will not be secured by collateral. The Notes will rank equally with all of our other unsecured and unsubordinated debt. The Notes are expected to mature in April 2012. Depending on the date the Notes are priced for initial sale to the public (the “Pricing Date”), which may be during April or May 2008, the settlement date may occur in April or May 2008 and the maturity date may occur in April or May 2012. Any reference in this pricing supplement to the month in which the Pricing Date, settlement date or maturity date may occur is subject to change as specified above.

We cannot redeem the Notes prior to the maturity date and we will not make any payments on the Notes until the maturity date.

Each unit will represent a single Note with a $1,000 principal amount. You may transfer the Notes only in whole units. You will not have the right to receive physical certificates evidencing your ownership except under limited circumstances. Instead, we will issue the Notes in the form of a global certificate, which will be held by The Depository Trust Company, also known as DTC, or its nominee. Direct and indirect participants in DTC will record your ownership of the Notes. You should refer to the section entitled “Description of Debt Securities—Depositary” in the accompanying general prospectus supplement.

Are there any risks associated with my investment?

Yes, an investment in the Notes is subject to risks. Please refer to the section entitled “Risk Factors” in this pricing supplement and the accompanying MTN prospectus supplement.

Who determines the value of the Basket and what does the Basket reflect?

MLPF&S, as calculation agent, will determine the value of the Basket as described in the section entitled “The Basket” in this pricing supplement. The Basket is designed to allow investors to participate in the movement of the levels of three equity indices (each a “Basket Component Index” and, together, the “Basket Components Indices”), as reflected by changes in the value of the Basket, from the Starting Value to the Final Average Value (as defined below).

The Basket Component Indices are the Health Care Select Sector Index, the Industrial Select Sector Index and the Consumer Staples Select Sector Index. Each of the Select Sector Indices are sub-sectors of the S&P 500 Index. Each stock in the S&P 500 Index is allocated to only one Select Sector Index, and the combined companies of the nine Select Sector Indexes represent all of the companies in the S&P 500 Index. The industry indexes are sub-categories within each Select Sector Index and represent a specific industry segment of the overall Select Sector Index. The nine Select Sector Indices, with the approximate percentage of the market capitalization of the S&P 500 Index included in each sector as of February 29, 2008 indicated in parentheses, are: Consumer Discretionary (8.7%); Consumer Staples (10.7%); Energy (13.6%); Financials (17.1%); Health Care (12.2%); Industrials (11.8%); Technology (18.8%); Materials (3.6%); and Utilities (3.5%). The Basket Component Indices are calculated and disseminated by the American Stock Exchange Index Services Group (“AMEX”) and are owned by Standard & Poor’s, a division of The McGraw-Hill Companies, Inc. (“S&P”). MLPF&S, acting as the Index Compilation Agent, determines the composition of the Select Sector Indices after consultation with S&P.

Each Basket Component Index will be assigned a weighting so that each Basket Component Index represents an equal portion of the Basket on the Pricing Date.

A fixed factor (the “Multiplier”) will be determined for each Basket Component Index by taking the weighting for that Basket Component Index, multiplying that weighting (as a percentage) by 100, and then dividing the result by the closing level of that Basket Component Index on the Pricing Date. The Multipliers can be used to calculate the value of the Basket on any given day by summing the products of each Basket Component Index and its designated Multiplier, as described in this pricing supplement. The Multipliers for each Basket Component Index will be listed in the section entitled “The Basket” in the final pricing supplement made available in connection with sales of the Notes.

An investment in the Notes does not entitle you to any dividends, voting rights or any other ownership interest in the stocks of the companies included in any of the Basket Component Indices.

How has the Basket performed historically?

The Basket will not exist until the Pricing Date. We have, however, included a table and a graph showing hypothetical historical month-end values of the Basket from January 2003 through February 2008 based upon the Multiplier for each Basket Component Index calculated as of March 26, 2008 and the historical levels of each Basket Component Index. In addition, we have included tables and graphs showing the historical month-end levels of each Basket Component Index from January 2003 through February 2008. The tables and graphs referred to in this paragraph are included in the section entitled “The Basket” in this pricing supplement.

We have provided this hypothetical historical and historical information to help you evaluate the behavior of the Basket in various economic environments; however, past performance of the Basket is not necessarily indicative of how the Basket will perform in the future.

What will I receive on the maturity date of the Notes?

On the maturity date, you will receive a cash payment per unit equal to the sum of the $1,000 principal amount per unit plus the “Supplemental Redemption Amount,” if any.

Supplemental Redemption Amount

The “Supplemental Redemption Amount” will equal:

$1,000 ×	(	Final Average Value – Staring Value	)	× 100%
Starting Value

but will not be less than zero.

The “Starting Value” of the Basket will be set to 100 on the Pricing Date.

The “Final Average Value” means the arithmetic average of the closing values of the Basket on the Valuation Dates.

The “Valuation Dates” will occur on or about the      day of each January, April, July and October of each year beginning July     , 2008 to and including April     , 2012. If there is a market disruption event occurring on a Valuation Date, the closing value used to calculate the Final Average Value will be the closing value of the Basket on the next Basket Business Day, as more fully described herein.

We will pay you a Supplemental Redemption Amount only if the Final Average Value is greater than the Starting Value. If the Final Average Value is less than, or equal to, the Starting Value, the Supplemental Redemption Amount will be zero. We will pay you the $1,000 principal amount per unit of your Notes regardless of whether any Supplemental Redemption Amount is payable.

For more specific information about the Supplemental Redemption Amount, please see the section entitled “Description of the Notes” in this pricing supplement.

Examples:

Set forth below are three examples of Supplemental Redemption Amount calculations:

Example 1—The hypothetical Final Average Value is 10% lower than the Starting Value:

Starting Value: 100.00
Hypothetical Final Average Value: 90.00
Supplemental Redemption Amount (per unit) = $1,000 ×	(90.00 – 100.00)	×	100	% = $0	(Supplemental Redemption Amount cannot be less than zero)
100.00

Total payment on the maturity date (per unit) = $1,000 + $0 = $1,000

Example 2—The hypothetical Final Average Value is 10% greater than the Starting Value:

Starting Value: 100.00
Hypothetical Final Average Value: 110.00
Supplemental Redemption Amount (per unit) = $1,000 ×	(110.00 – 100.00)	×	100	% = $100
100.00

Total payment on the maturity date (per unit) = $1,000 + $100 = $1,100

Example 3—The hypothetical Final Average Value is 30% greater than the Starting Value:

Starting Value: 100.00
Hypothetical Final Average Value: 130.00
Supplemental Redemption Amount (per unit) = $1,000 ×	(130.00 – 100.00)	×	100	% = $300
100.00

Total payment on the maturity date (per unit) = $1,000 + $300 = $1,300

Will I receive interest payments on the Notes?

No. You will not receive any interest payments on the Notes, but you will instead receive the $1,000 principal amount per unit plus the Supplemental Redemption Amount per unit, if any, on the maturity date. We have designed the Notes for investors who are willing to forego interest payments on the Notes, such as fixed or floating interest rates paid on traditional interest bearing debt securities, in exchange for the ability to participate in possible increases in the value of the Basket from the Starting Value to the Final Average Value.

What about taxes?

Each year, you will be required to pay taxes on ordinary income from the Notes over their term based upon an estimated yield for the Notes, even though you will not receive any payments from us until the maturity date. We have established this estimated yield, in accordance with regulations issued by the U.S. Treasury Department, solely in order for you to calculate the amount of taxes that you will owe each year as a result of owning a Note. This estimated yield is neither a prediction nor a guarantee of what the actual Supplemental Redemption Amount will be, or that the actual Supplemental Redemption Amount will even exceed zero. We have determined that this estimated yield will equal % per annum, compounded semi-annually.

Based upon this estimated yield, if you pay your taxes on a calendar year basis and if you purchase a Note for $1,000 and hold the Note until the maturity date, you will be required to pay taxes on the following amounts of ordinary income from the Note each year: $             in 2008, $             in 2009, $             in 2010, $             in 2011 and $             in 2012. However, in 2012, the amount of ordinary income that you will be required to pay taxes on from owning each Note may be greater or less than $            , depending upon the Supplemental Redemption Amount, if any, you receive. Also, if the Supplemental Redemption Amount is less than $            , you may have a loss which you could deduct against other income you may have in 2012, but under current tax regulations, you would neither be required nor allowed to amend your tax returns for prior years.

For further information, see “United States Federal Income Taxation” in this pricing supplement.

Will the Notes be listed on a stock exchange?

No. The Notes will not be listed on any securities exchange and we do not expect a trading market for the Notes to develop, which may affect the price that you receive for your Notes upon any sale prior to the maturity date.

What price can I expect to receive if I sell the Notes prior to the stated maturity date?

In determining the economic terms of the Notes, and consequently the potential return on the Notes to you, a number of factors are taken into account. Among these factors are certain costs associated with creating, hedging and offering the Notes. In structuring the economic terms of the Notes, we seek to provide investors with what we believe to be commercially reasonable terms and to provide MLPF&S with compensation for its services in developing the Notes.

If you sell your Notes prior to the stated maturity date, you will receive a price determined by market conditions for the Notes. This price may be influenced by many factors, such as interest rates, volatility and the prevailing value of the Basket. In addition, the price, if any, at which you could sell your Notes in a secondary market transaction is expected to be affected by the factors that we considered in setting the economic terms of the Notes, including compensation for developing and hedging the product. Depending on the impact of these factors, you may receive significantly less than the $1,000 principal amount per unit of your Notes if sold before the stated maturity date.

In a situation where there had been no movement in the value of the Basket and no changes in the market conditions from those existing on the date of this pricing supplement, the price, if any, at which you could sell your Notes in a secondary market transaction is expected to be lower than the original issue price. This is due to, among other things, our costs of developing, hedging and distributing the Notes. Any potential purchasers of your Notes in the secondary market are unlikely to consider these factors. You should review the section entitled “Risk Factors—A trading market for the Notes is not expected to develop and if trading does develop, the market price you may receive or be quoted for your Notes on a date prior to the stated maturity date will be affected by this and other important factors including our costs of developing, hedging and distributing the Notes” in this pricing supplement.

What is the role of MLPF&S?

MLPF&S, our subsidiary, is the underwriter for the offering and sale of the Notes. After the initial offering, MLPF&S intends to buy and sell Notes to create a secondary market for holders of the Notes, and may stabilize or maintain the market price of the Notes during their initial distribution. However, MLPF&S will not be obligated to engage in any of these market activities or continue them once it has started.

MLPF&S will also be our agent for purposes of determining, among other things, the Starting Value and the Final Average Value, and calculating the Supplemental Redemption Amount, if any (in such capacity, the “Calculation Agent”). Under certain circumstances, these duties could result in a conflict of interest between MLPF&S as our subsidiary and its responsibilities as Calculation Agent.

What is ML&Co.?

Merrill Lynch & Co., Inc. is a holding company with various subsidiaries and affiliated companies that provide investment, financing, insurance and related services on a global basis.

For information about ML&Co., see the section entitled “Merrill Lynch & Co., Inc.” in the accompanying general prospectus supplement. You should also read other documents ML&Co. has filed with the Securities and Exchange Commission, which you can find by referring to the sections entitled “Where You Can Find More Information” and “Incorporation of Information We File with the SEC” in the accompanying general prospectus supplement and prospectus.

RISK FACTORS

Your investment in the Notes will involve risks. You should carefully consider the following discussion of risks and the discussion of risks included in the accompanying MTN prospectus supplement before deciding whether an investment in the Notes is suitable for you.

You may not earn a return on your investment

If the Final Average Value does not exceed the Starting Value, the Supplemental Redemption Amount will be $0. The Final Average Value will equal the arithmetic average of the closing values of the Basket on the sixteen Valuation Dates beginning July     , 2008 and ending April     , 2012. An increase in the value of the Basket as of any Valuation Date may be offset in part or entirely by lesser increases or decreases in the value of the Basket as of one of more of the other Valuation Dates. This means that the Final Average Value could be lower than, and perhaps significantly lower than, the value of the Basket as of April     , 2012, the Valuation Date nearest to the maturity date of the Notes. Additionally, values of the Basket as of any times other than the closing values on the sixteen Valuation Dates will not affect the Final Average Value, even if such values from time to time exceed the sixteen values that will be used to determine the Final Average Value. If the Supplemental Redemption Amount is $0, we will pay you only the $1,000 principal amount per unit of your Notes at maturity.

Your yield may be lower than the yield on other debt securities of comparable maturity

The yield that you will receive on the Notes may be less than the return you could earn on other investments. Your yield may be less than the yield you would earn if you bought a traditional interest bearing debt security of ML&Co. with the same stated maturity date. Your investment may not reflect the full opportunity cost to you when you take into account factors that affect the time value of money.

You must rely on your own evaluation of the merits of an investment linked to the Basket

In the ordinary course of their businesses, affiliates of ML&Co. may express views on expected movements in the Basket Component Indices or in the stocks included in a Basket Component Index, and these views may be communicated to clients of our affiliates in the ordinary course of their business. However, such views are subject to change from time to time. Moreover, other professionals who deal in markets related to the Basket Component Indices may at any time have significantly different views from those of our affiliates. For these reasons, you are encouraged to derive information concerning the Basket Component Indices or the stocks included on the Basket Component Indices from multiple sources and should not rely on the views expressed by affiliates of ML&Co.

You will not have the right to receive cash dividends or exercise ownership rights with respect to the stocks included in the Basket Component Indices

You will not have voting rights or rights to receive cash dividends or other ownership rights in the stocks included in the Basket Component Indices and your return on the Notes will not reflect the return you would realize if you actually owned the stocks included in the Basket Component Indices and received the dividends paid on those stocks. This is because the Calculation Agent will calculate the amount payable to you on the maturity date by reference to the Final Average Value. Additionally, the closing levels of the Basket Component Indices reflect only the prices of the stocks included in the Basket Component Indices and do not take into consideration the value of dividends paid on those stocks.

S&P may cause an adjustment to the Basket Component Indices in a way that affects their levels, and Standard & Poor’s has no obligation to consider your interests

S&P is responsible for calculating and maintaining the S&P 500 Index, from which the stocks included in the Basket Component Indices are selected. S&P can add, delete or substitute the stocks underlying S&P 500 Index or make other methodological changes that could change the level of the S&P 500 Index and therefore the levels of the Basket Component Indices and the level of the Basket. You should realize that the changing of companies included in the Basket Component Indices may affect the Basket Component Indices as a newly added company may perform significantly better or worse than the company or companies it replaces. Additionally, S&P may alter, discontinue or suspend calculation or dissemination of the S&P 500, any of which could adversely affect the value of the Notes. S&P has no obligation to consider your interests in calculating or revising the S&P 500.

AMEX may discontinue the calculation or dissemination of the Basket Component Indices or adjust the methodology for calculating the Basket Component Indices in a way that affects their levels and AMEX has no obligation to consider your interests

AMEX is responsible for calculating and disseminating the Basket Component Indices. AMEX may make methodological changes that could change the level of the levels of the Basket Component Indices and therefore the level of the Basket. Additionally, AMEX may discontinue or suspend calculation or dissemination of the Basket Component Indices which could adversely affect the value of the Notes. AMEX has no obligation to consider your interests in taking any of the foregoing actions.

MLPF&S, acting as the Index Compilation Agent, determines the composition of the Select Sector Indices after consultation with S&P.

The stocks included in each Select Sector Index, including the Basket Component Indices, are selected by MLPF&S (the “Index Compilation Agent”). The Index Compilation Agent, after consultation with S&P, assigns a company’s stock to a particular Select Sector Index on the basis of the company’s sales and earnings composition and the sensitivity of the company’s stock price and business results to the common factors that affect other companies in each Select Sector Index. S&P has sole control over the removal of stocks from the S&P 500 Index and the selection of replacement stocks to be added to the S&P 500 Index. However, S&P plays only a consulting role in the Select Sector Index assignment of the S&P 500 Index component stocks, which is the sole responsibility of the Index Compilation Agent. The Index Compilation Agent will compile the Select Sector Indices without regard to the Notes. The Index Compilation Agent has no obligation to take the interests of the Note holders into consideration in compiling the Select Sector Indices, including when compiling the Basket Component Indices.

Changes in the value of one or more Basket Components Indices may offset each other

Price movements in the Basket Component Indices may not correlate with each other. Even if the value of one or more of the Basket Component Indices increases, the value of one or more of the other Basket Component Indices may not increase as much or may even decline in value. Therefore, in calculating the closing value of the Basket on any Valuation Date, increases in the value of one or more of the Basket Component Indices may be moderated, or wholly offset, by lesser increases or declines in the value of one or more of the other Basket Component Indices.

You cannot predict the future performance of any Basket Component Index or the Basket as a whole, or whether increases in the values of any of the Basket Components Indices will be offset by decreases in the values of the other Basket Component Indices, based on their historical performance.

In seeking to provide investors with what we believe to be commercially reasonable terms for the Notes while providing MLPF&S with compensation for its services, we have considered the costs of developing, hedging and distributing the Notes. If a trading market develops for the Notes (and such a market may not develop), these costs are expected to affect the market price you may receive or be quoted for your Notes on a date prior to the stated maturity date

The Notes will not be listed on any securities exchange and we do not expect a trading market for the Notes to develop. Although MLPF&S, our subsidiary, has indicated that it currently expects to bid for the Notes offered for sale to it by holders of the Notes, it is not required to do so and may cease making those bids at any time.

The development of a trading market for the Notes will depend on our financial performance and other factors, including changes in the level of the Index.

If the trading market for the Notes is limited, there may be a limited number of buyers for your Notes if you do not wish to hold your investment until the stated maturity date. This may affect the price you receive.

In determining the economic terms of the Notes, and consequently the potential return on the Notes to you, a number of factors are taken into account. Among these factors are certain costs associated with creating, hedging and offering the Notes. In structuring the economic terms of the Notes, we seek to provide investors with what we believe to be commercially reasonable terms and to provide MLPF&S with compensation for its services in developing the securities. If a market-maker (which may be MLPF&S) makes a market in the Notes, the price it quotes would reflect any changes in market conditions and other relevant factors. In addition, the price, if any, at which you could sell your Notes in a secondary market transaction is expected to be affected by the factors that we considered in setting the economic terms of the Notes, namely the underwriting discount paid in respect of the Notes and other costs associated with the Notes, and compensation for developing and hedging the product. This quoted price could be higher or lower than the original offering price. MLPF&S is not obligated to make a market in the Notes.

Assuming there is no change in the value of the Index to which your Notes are linked and no change in market conditions or any other relevant factors, the price, if any, at which MLPF&S or another purchaser might be willing to purchase your Notes in a secondary market transaction is expected to be lower than the original offering price. This is due to, among other things, the fact that the original offering price included, and secondary market prices are likely to exclude, underwriting discounts paid with respect to, and the developing and hedging costs associated with, the Notes.

Many factors affect the trading value of the Notes; these factors interrelate in complex ways and the effect of any one factor may offset or magnify the effect of another factor

The trading value of the Notes will be affected by factors that interrelate in complex ways. The effect of one factor may offset the increase in the trading value of the Notes caused by another factor and the effect of one factor may exacerbate the decrease in the trading value of the Notes caused by another factor. For example, an increase in United States interest rates may offset some or all of any increase in the trading value of the Notes attributable to another factor, such as an increase in the value of the Basket. The following paragraphs describe the expected impact on the trading value of the Notes given a change in a specific factor, assuming all other conditions remain constant.

The value of the Basket is expected to affect the trading value of the Notes. We expect that the trading value of the Notes will depend substantially on the amount, if any, by which the value of the Basket exceeds or does not exceed the Starting Value or has or has not exceeded the Starting Value on previous Valuation Dates. However, if you choose to sell your Notes when the value of the Basket exceeds the Starting Value, you may receive substantially less than the amount that would be payable on the maturity date based on this value because of the expectation that the value of the Basket will continue to fluctuate until the Final Average Value is determined.

Changes in the levels of interest rates are expected to affect the trading value of the Notes. We expect that changes in interest rates will affect the trading value of the Notes. Generally, if United States interest rates increase, we expect the trading value of the Notes will decrease and, conversely, if United States interest rates decrease, we expect the trading value of the Notes will increase. The level of interest rates in the relevant foreign countries may also affect their economies and in turn the value of the related Basket Component Index and, thus, the trading value of the Notes may be adversely affected.

Changes in the volatility of the Basket are expected to affect the trading value of the Notes. Volatility is the term used to describe the size and frequency of price and/or market fluctuations. If the volatility of the Basket increases or decreases, the trading value of the Notes may be adversely affected. Each determination of the value of the Basket on a Valuation Date is expected to reduce the volatility of the Notes.

Changes in dividend yields on the stocks included in the Basket Component Indices are expected to affect the trading value of the Notes. In general, if dividend yields on the stocks included in the Basket Component Indices increase, we expect that the trading value of the Notes will decrease and, conversely, if dividend yields on the stocks included in the Basket Component Indices decrease, we expect that the trading value of the Notes will increase.

As the time remaining to the stated maturity date of the Notes decreases, the “time premium” associated with the Notes is expected to decrease. We anticipate that before their stated maturity date, the Notes may trade at a value above that which would be expected based on the level of interest rates and the value of the Basket. This difference will reflect a “time premium” due to expectations concerning the value of the Basket during the period before the stated maturity date of the Notes. However, as the time remaining to the stated maturity date of the Notes decreases, we expect that this time premium will decrease, lowering the trading value of the Notes.

Changes in our credit ratings may affect the trading value of the Notes. Our credit ratings are an assessment of our ability to pay our obligations. Consequently, real or anticipated changes in our credit ratings may affect the trading value of the Notes. However, because the return on your Notes is dependent upon factors in addition to our ability to pay our obligations under the Notes, such as the percentage increase, if any, in the value of the Basket from the Starting Value to the Final Average Value, an improvement in our credit ratings will not reduce the other investment risks related to the Notes.

In general, assuming all relevant factors are held constant, we expect that the effect on the trading value of the Notes of a given change in some of the factors listed above will be less if it occurs later in the term of the Notes than if it occurs earlier in the term of the Notes. We expect, however, that the effect on the trading value of the Notes of a given change in the value of the Basket will be greater if it occurs later in the term of the Notes than if it occurs earlier in the term of the Notes.

Purchases and sales by us and our affiliates may affect your return

We and our affiliates may from time to time buy or sell the stocks included in the Basket Component Indices or futures or options contracts on the Basket Component Indices for our own accounts for business reasons and expect to enter into these transactions in connection with hedging our obligations under the Notes. These transactions could affect the price of these stocks and, in turn, the value of the Basket in a manner that could be adverse to your investment in the Notes. Any purchases or sales by us, our affiliates or others on our behalf on or before the Pricing Date may temporarily increase or decrease the prices of the stocks included in the Basket Component Indices. Temporary increases or decreases in the market prices of these stocks may also occur as a result of the purchasing activities of other market participants. Consequently, the prices of these stocks may change subsequent to the Pricing Date, affecting the value of the Basket and therefore the trading value of the Notes.

Potential conflicts of interest could arise

MLPF&S, our subsidiary, is our agent for the purposes of determining the Starting Value and the Final Average Value, and calculating the Supplemental Redemption Amount, if any. Under certain circumstances, MLPF&S as our subsidiary and its responsibilities as Calculation Agent for the Notes could give rise to conflicts of interest. These conflicts could occur, for instance, in connection with its determination as to whether the level of a Basket Component Index can be calculated on a particular trading day, or in connection with judgments that it would be required to make in the event of a discontinuance or unavailability of a Basket Component Index. See the sections entitled “Description of the Notes—Adjustments to the Basket Component Indices” and “Description of the Notes—Discontinuance of the Basket Component Indices” in this pricing supplement. MLPF&S is required to carry out its duties as Calculation Agent in good faith and using its reasonable judgment. However, because we control MLPF&S, potential conflicts of interest could arise.

We expect to enter into arrangements to hedge the market risks associated with our obligation to pay the amounts due on the maturity date on the Notes. We may seek competitive terms in entering into the hedging arrangements for the Notes, but are not required to do so, and we may enter into such hedging arrangements with one of our subsidiaries or affiliated companies. Such hedging activity is expected to result in a profit to those engaging in the hedging activity, which could be more or less than initially expected, but which could also result in a loss for the hedging counterparty.

ML&Co. or its affiliates may presently or from time to time engage in business with one or more of the companies included in the Basket Component Indices including extending loans to, or making equity investments in, those companies or providing advisory services to those companies, including merger and acquisition advisory services. In the course of business, ML&Co. or its affiliates may acquire non-public information relating to those companies and, in addition, one or more affiliates of ML&Co. may publish research reports about those companies. ML&Co. does not make any representation to any purchasers of the Notes regarding any matters whatsoever relating to the companies corresponding to the stocks included in the Basket Component Indices. Any prospective purchaser of the Notes should undertake an independent investigation of the companies included in the Basket Component Indices as in its judgment is appropriate to make an informed decision regarding an investment in the Notes. The composition of those companies does not reflect any investment recommendations of ML&Co. or its affiliates.

Tax consequences

You should consider the tax consequences of investing in the Notes. See the section entitled “United States Federal Income Taxation” in this pricing supplement.

DESCRIPTION OF THE NOTES

ML&Co. will issue the Notes as part of a series of senior unsecured debt securities entitled “Medium-Term Notes, Series C,” which is more fully described in the MTN prospectus supplement, under the 1983 Indenture, which is more fully described in the accompanying general prospectus supplement. The Bank of New York has succeeded JPMorgan Chase Bank, N.A. as the trustee under such indenture. The Notes are expected to mature on April     , 2012. Information included in this pricing supplement supersedes information in the accompanying MTN prospectus supplement, general prospectus supplement and prospectus to the extent that it is different from that information. The CUSIP number for the Notes is                 .

On the maturity date a holder of a Note will receive an amount equal to the sum of the $1,000 principal amount per unit plus the Supplemental Redemption Amount per unit, if any . There will be no other payment of interest, periodic or otherwise, on the Notes. See the section entitled “—Payment on the Maturity Date” in this pricing supplement.

The Notes will not be subject to redemption by ML&Co. or repayment at the option of any holder of the Notes before the maturity date.

ML&Co. will issue the Notes in denominations of whole units each with a $1,000 principal amount. You may transfer the Notes only in whole units. You will not have the right to receive physical certificates evidencing your ownership except under limited circumstances. Instead, we will issue the Notes in the form of a global certificate, which will be held by The Depository Trust Company, also known as DTC, or its nominee. Direct and indirect participants in DTC will record your ownership of the Notes. You should refer to the section entitled “Description of Debt Securities—Depositary” in the accompanying general prospectus supplement.

The Notes will not have the benefit of any sinking fund and there is no principal protection on the Notes.

Payment on the Maturity Date

On the maturity date, you will be entitled to receive the sum of the $1,000 principal amount per unit plus a Supplemental Redemption Amount per unit, as provided below. If the Final Average Value does not exceed the Starting Value, you will be entitled to receive only the $1,000 principal amount per unit of the Notes.

Determination of the Supplemental Redemption Amount

The “Supplemental Redemption Amount” per unit will be determined by the Calculation Agent and will equal:

$1000 ×	(	Final Average Value - Starting Value	)	× 100%
Starting Value

provided, however, that in no event will the Supplemental Redemption Amount be less than zero.

The “Starting Value” of the Basket will be set to 100 on the date the Notes are priced for initial sale to the public (the “Pricing Date”).

The “Final Average Value” means the arithmetic average of the closing values of the Basket on the Valuation Dates.

The “Valuation Dates” will occur on or about the     day of each January, April, July and October of each year beginning July     , 2008 to and including April     , 2012, which we refer to as the final Valuation Date; provided, however, that if a Market Disruption Event occurs on any Valuation Date other than the final Valuation Date, then such Valuation Date will be the next succeeding Basket Business Day; and provided further that if a Basket Business Day has not occurred by the eighth succeeding scheduled Basket Business Day, then the level of the Basket will equal the closing level of the Basket determined (or, if not determinable, estimated by the Calculation Agent in a manner which it considers commercially reasonable under the circumstances) on such eighth scheduled Basket Business Day, regardless of the occurrence of a Market Disruption Event on that scheduled Basket Business Day.

If a Market Disruption Event occurs on the final Valuation Date, then such Valuation Date will be the next succeeding Basket Business Day; provided however, that if a Market Disruption Event occurs on that date, then the level of the Basket will equal the closing level of the Basket determined (or, if not determinable, estimated by the Calculation Agent in a manner which it considers commercially reasonable under the circumstances) on such scheduled Basket Business Day, regardless of the occurrence of a Market Disruption Event on that scheduled Basket Business Day.

A “Basket Business Day” means a day on which the Basket Component Indices or any successor indices are calculated and published.

“Market	Disruption Event” means either of the following events as determined by the Calculation Agent:

(A)	the suspension of or material limitation on trading, in each case, for more than two hours of trading, or during the one-half hour period preceding the close of trading, on the primary exchange where stocks included in a Basket Component Index trade as determined by the Calculation Agent (without taking into account any extended or after-hours trading session), in 20% or more of the stocks which then comprise Basket Component Index or any successor index; or

(B)	the suspension of or material limitation on trading, in each case, for more than two hours of trading, or during the one-half hour period preceding the close of trading, on the primary exchange that trades options contracts or futures contracts related to a Basket Component Index as determined by the Calculation Agent (without taking into account any extended or after-hours trading session), whether by reason of movements in price otherwise exceeding levels permitted by the relevant exchange or otherwise, in options contracts or futures contracts related to the Basket Component Index, or any successor market measure.

For the purpose of determining whether a Market Disruption Event has occurred:

(1)	a limitation on the hours in a trading day and/or number of days of trading will not constitute a Market Disruption Event if it results from an announced change in the regular business hours of the relevant exchange;

(2)	a decision to permanently discontinue trading in the relevant futures or options contracts related to the applicable Basket Component Index, or any successor index, will not constitute a Market Disruption Event;

(3)	a suspension in trading in a futures or options contract on the applicable Basket Component Index, or any successor index, by a major securities market by reason of (a) a price change violating limits set by that securities market, (b) an imbalance of orders relating to those contracts or (c) a disparity in bid and ask quotes relating to those contracts will constitute a suspension of or material limitation on trading in futures or options contracts related to the Basket Component Index;

(4)	a suspension of or material limitation on trading on the relevant exchange will not include any time when that exchange is closed for trading under ordinary circumstances; and,

(5)	for the purpose of clauses (A) and (B) above, any limitations on trading during significant market fluctuations under NYSE Rule 80B, or any applicable rule or regulation enacted or promulgated by the NYSE or any other self regulatory organization or the Securities and Exchange Commission of similar scope as determined by the Calculation Agent, will be considered “material”.

All determinations made by the Calculation Agent, absent a determination of a manifest error, will be conclusive for all purposes and binding on ML&Co. and the holders and beneficial owners of the Notes.

Hypothetical Returns

The following table illustrates, for the Starting Value and a range of hypothetical Final Average Values of the Basket:

•	the percentage change from the Starting Value to the hypothetical Final Average Value;

•	the total amount payable on the maturity date per unit;

•	the total rate of return to holders of the Notes;

•	the pretax annualized rate of return to holders of the Notes; and

•

the pretax annualized rate of return of an investment in the stocks included in the Basket Component Indices, which includes an assumed aggregate dividend yield of 2.11% per annum, as more fully described below.

Hypothetical Final Average Value	Percentage change from the Starting Value to the hypothetical Final Average Value	Total amount payable on the maturity date per unit	Total rate of return on the Notes	Pretax annualized rate of return on the Notes(1)	Pretax annualized rate of return of the stocks included in the Basket Component Indices (1)(2)
50.00	–50.00%	$1,000.00	0.00%	0.00%	–13.77%
60.00	–40.00%	$1,000.00	0.00%	0.00%	–9.92%
70.00	–30.00%	$1,000.00	0.00%	0.00%	–6.48%
80.00	–20.00%	$1,000.00	0.00%	0.00%	–3.36%
90.00	–10.00%	$1,000.00	0.00%	0.00%	–0.50%
100.00 (3)	0.00%	$1,000.00 (4)	0.00%	0.00%	2.16%
110.00	10.00%	$1,100.00	11.00%	2.36%	4.65%
120.00	20.00%	$1,200.00	12.00%	4.54%	6.98%
130.00	30.00%	$1,300.00	13.00%	6.57%	9.19%
140.00	40.00%	$1,400.00	14.00%	8.47%	11.29%
150.00	50.00%	$1,500.00	15.00%	10.24%	13.29%

(1)	The annualized rates of return specified in this column are calculated on a semiannual bond equivalent basis and assume an investment term from March 29, 2008 to March 29, 2012, a term expected to be equal to that of the Notes.
(2)	This rate of return assumes:
(a)	a percentage change in the aggregate price of the stocks included in the Basket Component Indices that equals the percentage change in the Basket from the Starting Value to the relevant hypothetical Final Average Value;
(b)	a constant dividend yield of 2.11% per annum (which equals the weighted average of a dividend yield of 1.89% for the Health Care Select Sector, 1.98% for the Industrial Select Sector Index, and 2.46% for the Consumer Staples Select Sector Index), paid quarterly from the date of initial delivery of the Notes, applied to the value of the Basket at the end of each quarter assuming this value increases or decreases linearly from the Starting Value to the applicable hypothetical Final Average Value; and
(c)	no transaction fees or expenses.
(3)	This is the Starting Value.
(4)	The amount you receive on the maturity date will not be less than $1,000 per unit.

The above figures are for purposes of illustration only. The actual amount received by you and the resulting total and pretax annualized rates of return will depend on the actual Final Average Value and term of your investment.

Adjustments to the Basket Component Indices

If at any time S&P makes a material change in the formula for or the method of calculating a Basket Component Index or in any other way materially modifies a Basket Component Index so that the Basket Component Index does not, in the opinion of the Calculation Agent, fairly represent the level of that Basket Component Index had those changes or modifications not been made, then, from and after that time, the Calculation Agent will, at the close of business in New York, New York, on each date that the closing value of the Basket is to be calculated, make any adjustments as, in the good faith judgment of the Calculation Agent, may be necessary in order to arrive at a calculation of a level of a stock index comparable to that Basket Component Index as if those changes or modifications had not been made, and calculate the closing level with reference to the Basket Component Index, as so adjusted. Accordingly, if the method of calculating a Basket Component Index is modified so that the level of the Basket Component Index is a fraction or a multiple of what it would have been if it had not been modified, then the Calculation Agent will adjust such Basket Component Index in order to arrive at a level of the Basket Component Index as if it had not been modified.

Discontinuance of the Basket Component Indices

If S&P (the “Index Publisher”) discontinues publication of a Basket Component Index and the Index Publisher or another entity publishes a successor or substitute index that the Calculation Agent determines, in its sole discretion, to be comparable to that Basket Component Index (a “successor index”), then, upon the Calculation Agent’s notification of that determination to the trustee and ML&Co., the Calculation Agent will substitute the successor index as calculated by the Index Publisher or any other entity for the Basket Component Index and calculate the Final Average Value as described above under “—Payment on the Maturity Date”. Upon any selection by the Calculation Agent of a successor index, ML&Co. will cause notice to be given to holders of the Notes.

In the event that the Index Publisher discontinues publication of a Basket Component Index and:

•	the Calculation Agent does not select a successor index; or

•	the successor index is not published on a Valuation Date,

the Calculation Agent will compute a substitute level for that Basket Component Index in accordance with the procedures last used to calculate that Basket Component Index before any discontinuance. If a successor index is selected or the Calculation Agent calculates a level as a substitute for a Basket Component Index as described below, the successor index or level will be used as a substitute for that Basket Component Index for all purposes, including the purpose of determining whether a Market Disruption Event exists.

If an Index Publisher discontinues publication of a Basket Component Index and the Calculation Agent determines that no successor index is available at that time, then on each Business Day until the earlier to occur of:

•	the determination of the Final Average Value; and

•	a determination by the Calculation Agent that a successor index is available,

the Calculation Agent will determine the value that would be used in computing the Supplemental Redemption Amount as described in the preceding paragraph as if that day were a Valuation Date. The Calculation Agent will cause notice of each value to be published not less often than once each month in The Wall Street Journal or another newspaper of general circulation and arrange for information with respect to these values to be made available by telephone.

A “Business Day” is any day on which (i) the Basket Component Indices or any successor indices, if any, that have not been discontinued, are calculated and published and (ii) with respect to the Basket Component Indices, or any successor indices, which have been discontinued, a day on which the applicable exchanges listing the stocks of companies or commodities used to calculate a substitute level for a Basket Component Index following a discontinuance, as discussed above, are open for trading.

Notwithstanding these alternative arrangements, discontinuance of the publication of a Basket Component Index may adversely affect trading in the Notes.

Events of Default and Acceleration

In case an Event of Default with respect to any Notes has occurred and is continuing, the amount payable to a holder of a Note upon any acceleration permitted by the Notes, with respect to each $1,000 principal amount per unit, will be equal to the sum of the $1,000 principal amount per unit plus the Supplemental Redemption Amount, if any, calculated as though the date of acceleration were the stated maturity date of the Notes.

In case of default in payment of the Notes, whether on the stated maturity date or upon acceleration, from and after that date the Notes will bear interest, payable upon demand of their holders, at the then current Federal Funds Rate, reset daily, as determined by reference to Reuters page FEDFUNDS1 under the heading “EFFECT”, to the extent that payment of such interest shall be legally enforceable, on the unpaid amount due and payable on that date in accordance with the terms of the Notes to the date payment of that amount has been made or duly provided for. “Reuters page FEDFUNDS1” means such page or any successor page, or page on a successor service, displaying such rate. If the Federal Funds Rate cannot be determined by reference to Reuters page FEDFUNDS1, such rate will be determined in accordance with the procedures set forth in the accompanying MTN prospectus supplement relating to the determination of the Federal Funds Rate in the event of the unavailability of Moneyline Telerate page 120.

THE BASKET

The Basket is designed to allow investors to participate in the percentage changes in the levels of the Basket Component Indices from the Starting Value to the Final Average Value of the Notes. The Basket Component Indices are described in the sections below. Each Basket Component Index will be assigned an equal weighting so that each Basket Component Index represents an equal portion of the value of the Basket on the Pricing Date.

The Index Publishers have no obligations relating to the Notes or amounts to be paid to you, including any obligation to take the needs of ML&Co. or of holders of the Notes into consideration for any reason. The Index Publishers will not receive any of the proceeds of the offering of the Notes and are not responsible for, and have not participated in, the offering of the Notes and are not responsible for, and will not participate in, the determination or calculation of the amount receivable by holders of the Notes.

Determination of the Multiplier for each Basket Component Index

A fixed factor (the “Multiplier”) will be determined for each Basket Component Index, based upon the weighting of that Basket Component Index. The Multiplier for each Basket Component Index will be calculated on the Pricing Date and will equal:

•	the weighting (as a percentage) for that Basket Component Index, multiplied by 100; and

•	divided by the closing level of that Basket Component Index on the Pricing Date and rounded to eight decimal places.

The Multipliers will be calculated in this way so that the value of the Basket will equal 100 on the Pricing Date. The Multipliers will not be revised subsequent to their determination on the Pricing Date except that the Calculation Agent may in its good faith judgment adjust the Multiplier of any Basket Component Index in the event that Basket Component Index is materially changed or modified in a manner that does not, in the opinion of the Calculation Agent, fairly represent the level of that Basket Component Index had those material changes or modifications not been made.

The hypothetical Multipliers for each Basket Component Index are listed under “—Computation of the Basket” below.

Computation of the Basket

The Calculation Agent will calculate the value of the Basket by summing the products of the closing level for each Basket Component Index on a Valuation Date and the Multiplier applicable to each Basket Component Index. The value of the Basket will vary based on the increase or decrease in the level of each Basket Component Index. Any increase in the level of a Basket Component Index (assuming no change in the level of the other Basket Component Index) will result in an increase in the value of the Basket. Conversely, any decrease in the level of a Basket Component Index (assuming no change in the level of the other Basket Component Index) will result in a decrease in the value of the Basket. If March 31, 2008 was the Pricing Date, for each Basket Component Index, the weighting, the closing level, the hypothetical Multiplier and the contribution to the initial Basket value would be as follows:

Basket Component Index	Bloomberg Symbol	Weighting	Closing Level(1)	Hypothetical Multiplier(2)	Initial Basket Value
Health Care Select Sector Index	IXV	33.333333%	311.98	0.10684446	33.333333
Industrial Select Sector Index	IXI	33.333333%	372.06	0.08959128	33.333333
Consumer Staples Select Sector Index	IXR	33.333333%	279.82	0.11912420	33.333333
					100.00(3)

(1)	This is the closing level of each Basket Component Index on March 31, 2008.
(2)	The hypothetical Multiplier equals the weighting of the Basket Component Index (as a percentage) multiplied by 100, and then divided by the closing level of that Basket Component Index on March 31, 2008 and rounded to eight decimal places. The actual Multiplier will be determined on the Pricing Date and set forth in the final pricing supplement made available in connection with sales of the Notes.
(3)	This value is subject to rounding

Hypothetical Historical Data on the Basket

While historical information on the Basket will not exist before the Pricing Date, the following table sets forth the hypothetical historical month-end values of the Basket from January 2003 through March 2008 based upon historical levels of each Basket Component Index, the hypothetical Multipliers and a Basket value of 100 on March 31, 2008. This hypothetical historical data on the Basket is not necessarily indicative of the future performance of the Basket or what the value of the Notes may be. Any historical upward or downward trend in the value of the Basket during any period set forth below is not an indication that the Basket is more or less likely to increase or decrease in value at any time over the term of the Notes.

	2003	2004	2005	2006	2007	2008
January	68.32	82.75	85.65	89.98	100.22	101.35
February	66.70	84.21	86.74	91.22	98.37	99.46
March	67.61	82.51	86.25	92.18	99.18	100.00
April	70.95	83.80	86.00	91.96	104.20
May	73.15	83.97	87.49	90.68	106.65
June	74.89	85.38	86.15	90.98	104.50
July	75.07	81.58	88.72	91.39	102.28
August	75.22	82.43	87.43	93.62	103.75
September	74.45	81.59	87.85	95.10	107.52
October	77.12	81.32	86.33	96.61	108.56
November	78.08	83.94	88.31	96.83	108.53
December	81.77	87.24	89.45	98.02	106.71

The following graph sets forth the hypothetical historical performance of the Basket presented in the preceding table. This hypothetical historical information is not necessarily indicative of the future performance of the Basket, and no assurance can be given that the value of the Basket will not decline and thereby reduce the amount which may be payable to you on the maturity date.

The Basket Component Indices

The Select Sector Indices

The Select Sector Indices are sub-indices of the S&P 500 Index. Each stock in the S&P 500 Index is allocated to only one Select Sector Index, and the combined companies of the nine Select Sector Indexes represent all of the companies in the S&P 500 Index. The industry indexes are sub-categories within each Select Sector Index and represent a specific industry segment of the overall Select Sector Index. The nine Select Sector Indices, with the approximate percentage of the market capitalization of the S&P 500 Index included in each sector as of February 29, 2008 indicated in parentheses, are: Consumer Discretionary (8.7%); Consumer Staples (10.7%); Energy (12.2%); Financials (17.1%); Health Care (12.2%); Industrials (11.8%); Technology (18.8%); Materials (3.6%); and Utilities (3.5%).

Each Select Sector Index was developed and is maintained in accordance with the following criteria:

•	Each of the component stocks in a Select Sector Index (the “Component Stocks”) is a constituent company of the S&P 500 Index.

•

The nine Select Sector Indexes together will include all of the companies represented in the S&P 500 Index and each of the stocks in the S&P 500 Index will be allocated to one and only one of the Select Sector Indices.

•

The Index Compilation Agent, assigns each constituent stock of the S&P 500 Index to a Select Sector Index. The Index Compilation Agent, after consultation with S&P, assigns a company’s stock to a particular Select Sector Index on the basis of such company’s sales and earnings composition and the sensitivity of the company’s stock price and business results to the common factors that affect other companies in each Select Sector Index.

•

Each Select Sector Index is calculated by the American Stock Exchange Index Services Group using a modified “market capitalization” methodology. This design ensures that each of the component stocks within a Select Sector Index is represented in a proportion consistent with its percentage with respect to the total market capitalization of such Select Sector Index. Under certain conditions, however, the number of shares of a component stock within the Select Sector Index may be adjusted to conform to Internal Revenue Code requirements.

The Index Compilation Agent at any time may determine that a Component Stock which has been assigned to one Select Sector Index has undergone such a transformation in the composition of its business that it should be removed from that Select Sector Index and assigned to a different Select Sector Index. In the event that the Index Compilation Agent notifies AMEX that a Component Stock’s Select Sector Index assignment should be changed, the AMEX will disseminate notice of the change following its standard procedure for announcing index changes and will implement the change in the affected Select Sector Indexes on a date no less than one week after the initial dissemination of information on the sector change to the maximum extent practicable. It is not anticipated that Component Stocks will change sectors frequently.

Component Stocks removed from and added to the S&P 500 Index will be deleted from and added to the appropriate Select Sector Index on the same schedule used by S&P for additions and deletions from the S&P 500 Index insofar as practicable.

Each Select Sector Index is calculated using the same methodology utilized by S&P in calculating the S&P 500 Index, using a base–weighted aggregate methodology. The daily calculation of each Select Sector Index is computed by dividing the total market value of the companies in the Select Sector Index by a number called the index divisor.

The S&P 500 Index Methodology

The S&P 500 Index is published by Standard & Poor’s and is intended to provide an indication of the pattern of common stock price movement in the United States. The calculation of the level of the S&P 500 Index, discussed below in further detail, is based on the relative value of the aggregate market value of the common stocks of 500 companies as of a particular time compared to the aggregate average market value of the common stocks of 500 similar companies during the base period of the years 1941 through 1943. Relevant criteria employed by Standard & Poor’s include the viability of the particular company, the extent to which that company represents the industry group to which it is assigned, the extent to which the market price of that company’s common stock is generally responsive to changes in the affairs of the respective industry and the market value and trading activity of the common stock of that company. Ten main groups of companies comprise the S&P 500 Index: Consumer Discretionary; Consumer Staples; Energy; Financials; Health Care; Industrials; Information Technology; Materials;

Telecommunication Services; and Utilities. Standard & Poor’s may from time to time, in its sole discretion, add companies to, or delete companies from, the S&P 500 Index to achieve the objectives stated above.

The S&P 500 Index does not reflect the payment of dividends on the stocks included in the S&P 500 Index. Because of this, the calculation of the Ending Value will not reflect the payment of dividends on these stocks that investors would receive if they were to purchase these stocks and hold them for a period equal to the term of the Notes.

Computation of the S&P 500 Index

While S&P currently employs the following methodology to calculate the S&P 500 Index, no assurance can be given that S&P will not modify or change this methodology in a manner that may affect the amount an investor receives on the maturity date of the Notes.

Historically, the market value of any underlying stocks included in the S&P 500 Index was calculated as the product of the market price per share and the number of the then outstanding shares of that underlying stock. In March 2005, S&P began shifting the S&P 500 Index half way from a market capitalization weighted formula to a float-adjusted formula, before moving the S&P 500 Index to full float adjustment on September 16, 2005. S&P’s criteria for selecting stocks for the S&P 500 Index did not change by the shift to float adjustment. However, the adjustment affects each company’s weight in the S&P 500 Index (i.e., its market value).

Under float adjustment, the share counts used in calculating the S&P 500 Index reflect only those shares that are available to investors, not all of a company’s outstanding shares. Standard and Poor’s defines three groups of shareholders whose holdings are subject to float adjustment:

•	holdings by other publicly traded corporations, venture capital firms, private equity firms, strategic partners, or leveraged buyout groups;

•	holdings by government entities, including all levels of government in the United States or foreign countries; and

•

holdings by current or former officers and directors of the company, founders of the company, or family trusts of officers, directors, or founders, as well as holdings of trusts, foundations, pension funds, employee stock ownership plans, or other investment vehicles associated with and controlled by the company.

However, treasury stock, stock options, restricted shares, equity participation units, warrants, preferred stock, convertible stock, and rights are not part of the float. In cases where holdings in a group exceed 10% of the outstanding shares of a company, the holdings of that group are excluded from the float-adjusted count of shares to be used in the S&P 500 Index calculation. Shares held by mutual funds, investment advisory firms, pension funds, or foundations not associated with the company and investment funds in insurance companies, shares of a United States company traded in Canada as “exchangeable shares,” shares that trust beneficiaries may buy or sell without difficulty or significant additional expense beyond typical brokerage fees, and, if a company has multiple classes of stock outstanding, shares in an unlisted or non-traded class if such shares are convertible by shareholders without undue delay and cost, are also part of the float.

For each stock, an investable weight factor (“IWF”) is calculated by dividing (x) the available float shares, defined as the total shares outstanding less shares held in one or more of the three groups listed above where the group holdings exceed 10% of the outstanding shares, by (y) the total shares outstanding. The float-adjusted index is then calculated by dividing (w) the sum of the IWF multiplied by both the price and the total shares outstanding for each stock by (z) the index divisor. For companies with multiple classes of stock, Standard & Poor’s calculates the weighted average IWF for each stock using the proportion of the total company market capitalization of each share class as weights.

The S&P 500 Index is calculated using a base-weighted aggregate methodology: the level of the S&P 500 Index reflects the total market value of all 500 component stocks relative to the base period of the years 1941 through 1943 (the “base period”). An indexed number is used to represent the results of this calculation in order to make the value easier to work with and track over time. The actual total market value of the component stocks during the base period of the years 1941 through 1943 has been set to an indexed value of 10. This is often indicated by the notation 1941-43 = 10. In practice, the daily calculation of the S&P 500 Index is computed by dividing the total market value of the component stocks by the “index divisor.” By itself, the index divisor is an arbitrary number. However, in the context of the calculation of the S&P 500 Index, it serves as a link to the original base period level of the S&P 500 Index. The index divisor keeps the S&P 500 Index comparable over time and is the manipulation point for all adjustments to the S&P 500 Index.

S&P 500 Index Maintenance

S&P 500 Index maintenance includes monitoring and completing the adjustments for company additions and deletions, share changes, stock splits, stock dividends, and stock price adjustments due to company restructuring or spinoffs.

To prevent the level of the S&P 500 Index from changing due to these corporate actions, all corporate actions which affect the level of the S&P 500 Index require an index divisor adjustment. By adjusting the index divisor for the change in total market value of an individual company, the level of the S&P 500 Index remains constant. This helps maintain the level of the S&P 500 Index as an accurate barometer of stock market performance and ensures that the movement of the S&P 500 Index is not caused by the corporate action of an individual company. All index divisor adjustments are made after the close of trading and after the calculation of the S&P 500 Index closing level.

Some corporate actions, such as stock splits and stock dividends, require simple changes in the common shares outstanding and the stock prices of the companies in the S&P 500 Index and do not require index divisor adjustments.

Changes in a company’s shares outstanding of 5.0% or more due to mergers, acquisitions, public offerings, private placements, tender offers, Dutch auctions, or exchange offers are made as soon as reasonably possible. All other changes of 5.0% or more (due to, for example, company stock repurchases, redemptions, exercise of options, warrants, subscription rights, conversion of preferred stock, notes, debt, equity participation units, or other recapitalizations) are made weekly and are announced on Tuesday for implementation after the close of trading on Wednesday. Changes of less than 5.0% are accumulated and made quarterly on the third Friday of March, June, September, and December, and are usually announced two days prior.

Also, changes in IWFs of more than ten percentage points caused by corporate actions (such as merger and acquisition activity, restructurings, or spinoffs) will be made as soon as reasonably possible. Other changes in IWFs will be made annually, in September when IWFs are reviewed.

License Agreement

Standard & Poor’s does not guarantee the accuracy and/or the completeness of the S&P 500 Index or any data included in the S&P 500 Index. Standard & Poor’s makes no warranty, express or implied, as to results to be obtained by the calculation agent, the holders of the Notes or any other person or entity from the use of the S&P 500 Index or any data included in the S&P 500 Index in connection with the rights licensed under the license agreement described in this index supplement or for any other use. Standard & Poor’s makes no express or implied warranties, and hereby expressly disclaims all warranties of merchantability or fitness for a particular purpose with respect to the S&P 500 Index or any data included in the S&P 500 Index. Without limiting any of the above information, in no event shall Standard & Poor’s have any liability for any special, punitive, indirect or consequential damage; including lost profits, even if notified of the possibility of these damages.

Standard & Poor’s and MLPF&S have entered into or, to the extent required, will enter into a non-exclusive license agreement providing for the license to MLPF&S, in exchange for a fee, of the right to use indices owned and published by Standard & Poor’s in connection with some securities, including the Notes, and ML&Co. is an authorized sublicensee of MLPF&S. The license agreement between Standard & Poor’s and MLPF&S provides that the following language must be stated in this pricing supplement:

“The Notes are not sponsored, endorsed, sold or promoted by S&P. S&P makes no representation or warranty, express or implied, to the holders of the Notes or any member of the public regarding the advisability of investing in securities generally or in the Notes particularly or the ability of the S&P 500 Index to track general stock market performance. S&P’s only relationship to MLPF&S (other than transactions entered into in the ordinary course of business) is the licensing of certain service marks and trade names of S&P and of the S&P 500 Index which is determined, composed and calculated by S&P without regard to ML&Co. or the Notes. S&P has no obligation to take the needs of ML&Co. or the holders of the Notes into consideration in determining, composing or calculating the S&P 500 Index. S&P is not responsible for and has not participated in the determination of the timing of the sale of the Notes, prices at which the Notes are to initially be sold, or quantities of the Notes to be issued or in the determination or calculation of the equation by which the Notes are to be converted into cash. S&P has no obligation or liability in connection with the administration, marketing or trading of the Notes.”

The Health Care Select Sector Index

The Health Care Select Sector Index (IXV) is a modified market capitalization-based index intended to track the movements of companies that are components of the S&P 500 Index and are involved in health care services. Health care services include pharmaceuticals, health care providers and services, health care equipment and supplies, biotechnology, life sciences tools and services and health care technology. The Health Care Select Sector Index, which serves as the benchmark for the Health Care Select Sector SPDR Fund (XLV), was established with a value of 250.00 on June 30, 1998.

Of the companies included in the S&P 500 Index, 51 are included in the Health Care Select Sector Index. These companies and their respective weights as of March 28, 2008 are as follows:

Company Holdings	Weights
Johnson & Johnson	13.40%
Pfizer, Inc.	10.21%
Merck & Co.	7.10%
Abbott Laboratories	5.12%
Wyeth	4.11%
Medtronic Inc.	3.98%
Lilly (Eli) & Co.	3.67%
Gilead Sciences	3.40%
Amgen	3.32%
UnitedHealth Group	3.20%
Bristol-Myers Squibb	3.15%
Baxter International Inc.	2.73%
Schering-Plough	2.35%
Celgene Corp.	1.91%
Wellpoint Inc.	1.77%
Thermo Electron	1.74%
Medco Health Solutions Inc.	1.73%
Covidien Ltd.	1.62%
Becton, Dickinson	1.61%
Aetna Inc.	1.60%
Genzyme Corp.	1.48%
Cardinal Health, Inc.	1.40%
Biogen Idec Inc.	1.36%
Zimmer Holdings	1.34%
Allergan, Inc.	1.31%
Boston Scientific	1.25%
Express Scripts	1.25%
Stryker Corp	1.16%
McKesson Corp.	1.13%
St Jude Medical	1.13%
Forest Laboratories	0.91%
Cigna Corp.	0.88%
Bard (C.R.) Inc.	0.77%
Humana Inc.	0.61%
Laboratory Corp of America Holdings	0.59%
Quest Diagnostics	0.55%
AmerisourceBergen Corp.	0.51%
Hospira Inc.	0.50%
Coventry Health Care Inc.	0.46%
Varian Medical Systems	0.46%
Applera- Applied Biosystems Group	0.46%
Waters Corp	0.41%
Barr Pharmaceuticals, Inc.	0.38%
Patterson Cos.Inc.	0.35%
Millipore Corp.	0.31%
IMS Health Inc.	0.29%

Mylan Inc.	0.26%
Watson Pharmaceuticals	0.24%
PerkinElmer	0.21%
Tenet Healthcare	0.20%
King Pharmaceuticals	0.17%

Historical data on the Health Care Select Sector Index

The following table sets forth the closing levels of the Health Care Select Sector Index at the end of each month in the period from January 2003 through February 2008. This historical data on the Health Care Select Sector Index is not necessarily indicative of the future performance of the Health Care Select Sector Index or what the value of the Notes may be. Any historical upward or downward trend in the level of the Health Care Select Sector Index during any period set forth below is not an indication that the Health Care Select Sector Index is more or less likely to increase or decrease at any time during the term of the Notes.

	2003	2004	2005	2006	2007	2008
January	264.90	310.56	293.22	322.84	346.47	337.28
February	259.60	312.74	301.68	325.27	337.69	328.69
March	268.19	299.75	299.88	321.14	338.38	311.98
April	277.12	308.79	309.89	310.64	362.55
May	282.05	307.71	312.50	303.59	367.31
June	293.77	306.70	311.19	303.58	354.19
July	289.70	289.99	318.45	319.79	338.64
August	278.45	294.40	316.84	328.44	346.31
September	279.68	288.94	315.04	333.12	356.45
October	281.49	282.46	305.46	334.55	363.08
November	285.72	286.96	308.19	332.78	366.10
December	302.04	302.96	318.53	336.47	354.79

The following graph sets forth the historical performance of the Health Care Select Sector Index presented in the preceding table. Past movements of the Health Care Select Sector Index are not necessarily indicative of the future performance of the Health Care Select Sector Index. On March 31, 2008 the closing level of the Health Care Select Sector Index was 311.98.

The Industrial Select Sector Index

The Industrial Select Sector Index (IXI) is a modified market capitalization-based index intended to track the movements of companies that are components of the S&P 500 and are involved in industrial products and services. Companies in the Index provide industrial products and services that include electrical equipment, waste management services, and industrial machinery products. The Index, which serves as the benchmark for the Industrial Select Sector SPDR Fund (XLI), was established with a value of 250.00 on June 30, 1998.

Of the companies included in the S&P 500 Index, 56 are included in the Industrial Select Sector Index. These companies and their respective weights as of March 28, 2008 are as follows:

Company Holdings	Weights
Genl Electric	19.16%
United Parcel’b’	5.39%
United Technologies	4.95%
Boeing Co	4.15%
3m Co	4.00%
Caterpillar Inc	3.63%
Honeywell Intl	3.10%
Emerson Electric	3.02%
Deere & Co	2.75%
Genl Dynamics	2.58%
Lockheed Martin	2.57%
Union Pacific	2.51%
Burlington Northn Santa Fe	2.16%
Fedex Corp	2.14%
Raytheon Co	2.13%
Northrop Grumman	2.01%
Csx Corp	1.95%
Norfolk Southern	1.70%
Tyco Intl	1.53%
Danaher Corp	1.52%
Illinois Tool Works	1.44%
Paccar Inc	1.33%
Waste Management	1.29%
Fluor Corp	1.28%
Cummins Inc	1.25%
Textron, Inc	1.20%
Parker-Hannifin	1.02%
Eaton Corp	1.01%
Precision Castparts	1.00%
Ingersoll-Rand’a’	0.98%
L-3 Communications Hldgs	0.95%
Rockwell Collins	0.85%
Itt Indus	0.81%
Goodrich Corp	0.78%
Rockwell Automation	0.77%
Trane Inc	0.70%
Southwest Airlines	0.69%
Dover Corp	0.68%
Expeditors Intl,wash	0.66%
Cooper Indus’a’	0.66%
C.h. Robinson Worldwide	0.66%
Donnelley(r.r.)& Sons	0.65%
Jacobs Engr Group	0.64%
Pitney Bowes	0.60%

Masco Corp	0.55%
Pall Corp	0.49%
Grainger (w.w.)	0.48%
Ryder System	0.45%
Avery Dennison Corp	0.45%
Terex Corp	0.44%
Equifax Inc	0.43%
Robert Half Intl	0.41%
Allied Waste Ind	0.41%
Manitowoc Company	0.37%
Monster Worldwide	0.35%
Cintas Corp	0.31%

Historical data on the Industrial Select Sector Index

The following table sets forth the closing level of the Industrial Select Sector Index at the end of each month in the period from January 2003 through February 2008. This historical data on the Industrial Select Sector Index is not necessarily indicative of the future performance of the Industrial Select Sector Index or what the value of the Notes may be. Any historical upward or downward trend in the level of the Industrial Select Sector Index during any period set forth below is not any indication that the Industrial Select Sector Index is more or less likely to increase or decrease at any time over the term of the Notes.

	2003	2004	2005	2006	2007	2008
January	195.92	270.24	302.61	316.26	358.79	373.56
February	191.66	267.77	304.99	324.54	353.98	363.46
March	193.20	265.53	304.84	338.73	356.78	372.06
April	213.01	265.25	294.24	346.41	374.04
May	219.80	270.62	301.54	339.76	391.74
June	223.63	286.83	294.23	338.61	390.87
July	231.40	279.19	305.34	319.03	394.47
August	240.91	278.29	298.02	321.79	393.42
September	232.93	284.01	301.63	333.93	410.26
October	248.00	287.08	297.40	342.92	408.48
November	252.08	304.29	314.07	350.81	394.27
December	269.16	311.68	315.17	352.16	392.20

The following graph sets forth the historical performance of the Industrial Select Sector Index for the period presented in the preceding table. This historical information is furnished as a matter of information only and should not be taken as an indication of future performance. On March 31, 2008 the closing level of the Industrial Select Sector Index was 372.06.

The Consumer Staples Select Sector Index

The Consumer Staples Index (IXR) is a modified market capitalization-based index intended to track the movements of companies that are components of the S&P 500 Index and are involved in the development or production of consumer products. Consumer staples include cosmetic and personal care, pharmaceuticals, soft drinks, tobacco, and food products. The Consumer Staples Select Sector Index, which serves as the benchmark for the Consumer Staples Select Sector SPDR Fund (XLP), was established with a value of 250.00 on June 30, 1998.

Of the companies included in the S&P 500 Index, 39 are included in the Health Care Select Sector Index. These companies and their respective weights as of March 28, 2008 are as follows:

Company Holdings	Weights
Procter & Gamble	16.99%
Altria Group	12.38%
Wal-Mart Stores	9.79%
Coca-Cola Co	5.67%
Cvs Corp	5.21%
Pepsico Inc	4.58%
Kraft Foods’a’	3.76%
Colgate-Palmolive	3.46%
Walgreen Co	3.12%
Anheuser-Busch Cos	2.94%
Archer-Daniels-Midland Co	2.51%
Costco Wholesale	2.47%
Kimberly-Clark	2.34%
Genl Mills	1.85%
Kroger Co	1.60%
Avon Products	1.58%
Sysco Corp	1.57%
Heinz (h.j.)	1.45%
Kellogg Co	1.34%
Wrigley, (wm) Jr	1.31%
Safeway Inc	1.23%
Conagra Foods	1.17%
Reynolds American	1.09%
Molson Coors Brewing Co.	0.99%
Ust Inc	0.92%
Sara Lee Corp	0.91%
Campbell Soup	0.87%
Clorox Co	0.81%
Coca-Cola Enterprises	0.80%
Supervalu Inc	0.78%
Brown-Forman Corp	0.64%
Hershey Foods	0.64%
Pepsi Bottling Group	0.62%
Mccormick & Co	0.62%
Tyson Foods’a’	0.56%
Constellation Brands Inc.	0.41%
Lauder (estee) Co	0.41%
Whole Foods Market	0.36%
Dean Foods	0.24%

Historical data on the Consumer Staples Select Sector Index

The following table sets forth the level of the Consumer Staples Select Sector Index at the end of each month in the period from January 2003 through February 2008. This historical data on the Consumer Staples Select Sector Index is not necessarily indicative of the future performance of the Consumer Staples Select Sector Index or what the value of the Notes may be. Any historical upward or downward trend in the level of the Consumer Staples Select Sector Index during any period set forth below is not an indication that the Consumer Staples Select Sector Index is more or less likely to increase or decrease at any time during the term of the Notes.

	2003	2004	2005	2006	2007	2008
January	192.36	217.50	233.09	232.94	266.23	272.77
February	186.71	229.72	232.94	235.06	262.05	272.13
March	185.59	228.59	230.52	236.18	266.16	279.82
April	190.87	231.62	227.50	237.83	273.99
May	199.90	229.99	232.22	238.33	277.07
June	201.24	230.68	227.61	241.73	271.29
July	200.60	219.27	234.43	245.45	263.82
August	204.72	223.14	230.54	254.40	270.11
September	203.10	216.63	232.92	253.63	280.17
October	212.69	217.83	231.81	258.34	284.40
November	213.90	223.00	233.56	255.85	292.04
December	217.69	231.04	233.16	261.54	288.34

The following graph sets forth the historical performance of the Consumer Staples Select Sector Index presented in the preceding table. Past movements of the Consumer Staples Select Sector Index are not necessarily indicative of the future performance of the Consumer Staples Select Sector Index. On March 31, 2008 the closing level of the Consumer Staples Select Sector Index was 279.82.

UNITED STATES FEDERAL INCOME TAXATION

Set forth in full below is the opinion of Sidley Austin LLP, counsel to ML&Co. (“Tax Counsel”). As the law applicable to the United States federal income taxation of instruments such as the Notes is technical and complex, the discussion below necessarily represents only a general summary. The following discussion is based upon laws, regulations, rulings and decisions now in effect, all of which are subject to change (including changes in effective dates) or possible differing interpretations. The discussion below supplements the discussion set forth under the section entitled “United States Federal Income Taxation” that is contained in the accompanying MTN prospectus supplement and supersedes that discussion to the extent that it contains information that is inconsistent with that contained in the accompanying MTN prospectus supplement. The discussion below deals only with Notes held as capital assets and does not purport to deal with persons in special tax situations, such as financial institutions, insurance companies, regulated investment companies, real estate investment trusts, tax-exempt entities or persons holding Notes in a tax-deferred or tax-advantaged account (except to the extent specifically discussed below), dealers in securities or currencies, traders in securities that elect to mark to market, persons subject to the alternative minimum tax, persons holding Notes as a hedge against currency risks, as a position in a “straddle” or as part of a “hedging”, “conversion” or “integrated” transaction for tax purposes, or persons whose functional currency is not the United States dollar. It also does not deal with holders other than original purchasers. If a partnership holds the Notes, the tax treatment of a partner in the partnership will generally depend upon the status of the partner and the activities of the partnership. Thus, persons who are partners in a partnership holding the Notes should consult their own tax advisors. Moreover, all persons considering the purchase of the Notes should consult their own tax advisors concerning the application of United States federal income tax laws to their particular situations as well as any consequences of the purchase, ownership and disposition of the Notes arising under the laws of any other taxing jurisdiction.

As used herein, the term “U.S. Holder” means a beneficial owner of a Note that is for United States federal income tax purposes (i) a citizen or resident of the United States, (ii) a corporation or a partnership (including an entity treated as a corporation or a partnership for United States federal income tax purposes) that is created or organized in or under the laws of the United States, any state thereof or the District of Columbia (unless, in the case of a partnership, Treasury regulations are adopted that provide otherwise), (iii) an estate the income of which is subject to United States federal income tax regardless of its source, (iv) a trust if a court within the United States is able to exercise primary supervision over the administration of the trust and one or more United States persons have the authority to control all substantial decisions of the trust or (v) any other person whose income or gain in respect of a Note is effectively connected with the conduct of a United States trade or business. Certain trusts not described in clause (iv) above in existence on August 20, 1996, that elect to be treated as United States persons will also be U.S. Holders for purposes of the following discussion. As used herein, the term “non-U.S. Holder” means a beneficial owner of a Note that is not a U.S. Holder.

General

There are no statutory provisions, regulations, published rulings or judicial decisions addressing or involving the characterization, for United States federal income tax purposes, of the Notes or securities with terms substantially the same as the Notes. However, although the matter is not free from doubt, under current law, each Note should be treated as a debt instrument of ML&Co. for United States federal income tax purposes. ML&Co. currently intends to treat each Note as a debt instrument of ML&Co. for United States federal income tax purposes and, where required, intends to file information returns with the Internal Revenue Service (the “IRS”) in accordance with this treatment, in the absence of any change or clarification in the law, by regulation or otherwise, requiring a different characterization of the Notes. Prospective investors in the Notes should be aware, however, that the IRS is not bound by ML&Co.’s characterization of the Notes as indebtedness, and the IRS could possibly take a different position as to the proper characterization of the Notes for United States federal income tax purposes. The following discussion of the principal United States federal income tax consequences of the purchase, ownership and disposition of the Notes is based upon the assumption that each Note will be treated as a debt instrument of ML&Co. for United States federal income tax purposes. If the Notes are not in fact treated as debt instruments of ML&Co. for United States federal income tax purposes, then the United States federal income tax treatment of the purchase, ownership and disposition of the Notes could differ from the treatment discussed below with the result that the timing and character of income, gain or loss recognized in respect of a Note could differ from the timing and character of income, gain or loss recognized in respect of a Note had the Notes in fact been treated as debt instruments of ML&Co. for United States federal income tax purposes.

U.S. Holders

On June 11, 1996, the Treasury Department issued final regulations (the “CPDI Regulations”) concerning the proper United States federal income tax treatment of contingent payment debt instruments such as the Notes, which apply to debt instruments issued on or after August 13, 1996 and, accordingly, will apply to the Notes. In general, the CPDI Regulations cause the timing and character of income, gain or loss reported on a contingent payment debt instrument to substantially differ from the timing and character of income, gain or loss reported on a conventional noncontingent payment debt instrument. Specifically, the CPDI Regulations generally require a U.S. Holder of such an instrument to include future contingent and noncontingent interest payments in income as that interest accrues based upon a projected payment schedule. Moreover, in general, under the CPDI Regulations, any gain recognized by a U.S. Holder on the sale, exchange, or retirement of a contingent payment debt instrument is treated as ordinary income, and all or a portion of any loss realized could be treated as ordinary loss as opposed to capital loss (depending upon the circumstances). The CPDI Regulations provide no definitive guidance as to whether or not an instrument is properly characterized as a debt instrument for United States federal income tax purposes.

In particular, solely for purposes of applying the CPDI Regulations to the Notes, ML&Co. has determined that the projected payment schedule for the Notes will consist of a payment on the maturity date of the principal amount thereof and a projected Supplemental Redemption Amount equal to $             per unit (the “Projected Supplemental Redemption Amount”). This represents an estimated yield on the Notes equal to     % per annum, compounded semi-annually. Accordingly, during the term of the Notes, a U.S. Holder of a Note will be required to include in income as ordinary interest an amount equal to the sum of the daily portions of interest on the Note that are deemed to accrue at this estimated yield for each day during the taxable year (or portion of the taxable year) on which the U.S. Holder holds the Note. The amount of interest that will be deemed to accrue in any accrual period (i.e., generally each six-month period during which the Notes are outstanding) will equal the product of this estimated yield (properly adjusted for the length of the accrual period) and the Note’s adjusted issue price (as defined below) at the beginning of the accrual period. The daily portions of interest will be determined by allocating to each day in the accrual period the ratable portion of the interest that is deemed to accrue during the accrual period. In general, for these purposes a Note’s adjusted issue price will equal the Note’s issue price (i.e., $1,000), increased by the interest previously accrued on the Note. At maturity of a Note, in the event that the actual Supplemental Redemption Amount, if any, exceeds $             per unit (i.e., the Projected Supplemental Redemption Amount), a U.S. Holder will be required to include the excess of the actual Supplemental Redemption Amount over $             per unit (i.e., the Projected Supplemental Redemption Amount) in income as ordinary interest on the stated maturity date. Alternatively, in the event that the actual Supplemental Redemption Amount, if any, is less than $             per unit (i.e., the Projected Supplemental Redemption Amount), the amount by which the Projected Supplemental Redemption Amount (i.e., $             per unit) exceeds the actual Supplemental Redemption Amount will be treated first as an offset to any interest otherwise includible in income by the U.S. Holder with respect to the Note for the taxable year in which the stated maturity date occurs to the extent of the amount of that includible interest. Further, a U.S. Holder will be permitted to recognize and deduct, as an ordinary loss that is not subject to the limitations applicable to miscellaneous itemized deductions, any remaining portion of the Projected Supplemental Redemption Amount (i.e., $             per unit) in excess of the actual Supplemental Redemption Amount that is not treated as an interest offset pursuant to the foregoing rules. In addition, U.S. Holders purchasing a Note at a price that differs from the adjusted issue price of the Note as of the purchase date (e.g., subsequent purchases) will be subject to rules providing for certain adjustments to the foregoing rules and these U.S. Holders should consult their own tax advisors concerning these rules.

Upon the sale or exchange of a Note prior to the stated maturity date, a U.S. Holder will be required to recognize taxable gain or loss in an amount equal to the difference, if any, between the amount realized by the U.S. Holder upon that sale or exchange and the U.S. Holder’s adjusted tax basis in the Note as of the date of disposition. A U.S. Holder’s adjusted tax basis in a Note generally will equal the U.S. Holder’s initial investment in the Note increased by any interest previously included in income with respect to the Note by the U.S. Holder. Any taxable gain will be treated as ordinary income. Any taxable loss will be treated as ordinary loss to the extent of the U.S. Holder’s total interest inclusions on the Note. Any remaining loss generally will be treated as long-term or short-term capital loss (depending upon the U.S. Holder’s holding period for the Note). All amounts includible in income by a U.S. Holder as ordinary interest pursuant to the CPDI Regulations will be treated as original issue discount.

All prospective investors in the Notes should consult their own tax advisors concerning the application of the CPDI Regulations to their investment in the Notes. Investors in the Notes may obtain the projected payment schedule, as determined by ML&Co. for purposes of applying the CPDI Regulations to the Notes, by submitting a written request for that information to Merrill Lynch & Co., Inc., Corporate Secretary’s Office, 222 Broadway, 17th Floor, New York, New York 10038, (212) 670-0432, corporatesecretary@exchange.ml.com.

The projected payment schedule (including both the Projected Supplemental Redemption Amount and the estimated yield on the Notes) has been determined solely for United States federal income tax purposes (i.e., for purposes of applying the CPDI Regulations to the Notes), and is neither a prediction nor a guarantee of what the actual Supplemental Redemption Amount will be, or that the actual Supplemental Redemption Amount will even exceed zero.

Hypothetical Table

The following table sets forth the amount of interest that would be deemed to have accrued with respect to each Note during each accrual period over an assumed term of four years for the Notes based upon a hypothetical projected payment schedule for the Notes (including both a hypothetical Projected Supplemental Redemption Amount and a hypothetical estimated yield equal to 4.41% per annum (compounded semi-annually)) as established by ML&Co. for purposes of illustrating the application of the CPDI Regulations to the Notes as if the Notes had been issued on March 29, 2008 and were scheduled to mature on March 29, 2012. The following table is for illustrative purposes only. The actual projected payment schedule for the Notes (including both the actual Projected Supplemental Redemption Amount and the actual estimated yield) will be established by ML&Co. in connection with the issuance of the Notes and will depend upon actual market interest rates (and thus ML&Co.’s borrowing costs for debt instruments with comparable maturities) at that time. The actual projected payment schedule for the Notes (including both the actual Projected Supplemental Redemption Amount and the actual estimated yield) and the actual tax accrual table will be set forth in the final pricing supplement delivered to investors in connection with the initial sale of the Notes.

Accrual Period	Interest deemed to accrue on Notes during accrual period (per Note)	Total interest deemed to have accrued on Notes as of end of accrual period (per Note)
March 29, 2008 through September 29, 2008	$22.22	$ 22.22
September 30, 2008 through March 29, 2009	$22.52	$ 44.74
March 30, 2009 through September 29, 2009	$23.02	$ 67.76
September 30, 2009 through March 29, 2010	$23.53	$ 91.29
March 30, 2010 through September 29, 2010	$24.05	$115.34
September 30, 2010 through March 29, 2011	$24.58	$139.92
March 30, 2011 through September 29, 2011	$25.12	$165.04
September 30, 2011 through March 29, 2012	$25.67	$190.71

Hypothetical Projected Supplemental Redemption Amount = $190.71 per Note.

Unrelated Business Taxable Income

Section 511 of the Code generally imposes a tax, at regular corporate or trust income tax rates, on the “unrelated business taxable income” of certain tax-exempt organizations, including qualified pension and profit sharing plan trusts and individual retirement accounts. As discussed above, the United States federal income tax characterization and treatment of the Notes is uncertain. Nevertheless, in general, if the Notes are held for investment purposes, the amount of income or gain realized with respect to the Notes will not constitute unrelated business taxable income. However, if a Note constitutes debt-financed property (as defined in Section 514(b) of the Code) by reason of indebtedness incurred by a holder of a Note to purchase the Note, all or a portion of any income or gain realized with respect to such Note may be classified as unrelated business taxable income pursuant to Section 514 of the Code. Moreover, prospective investors in the Notes should be aware that whether or not any income or gain realized with respect to a Note which is owned by an organization that is generally exempt from United States federal income taxation pursuant to Section 501(a) of the Code constitutes unrelated business taxable income will depend upon the specific facts and circumstances applicable to such organization. Accordingly, any potential investors in the Notes that are generally exempt from United States federal income taxation pursuant to Section 501(a) of the Code are urged to consult with their own tax advisors concerning the United States federal income tax consequences to them of investing in the Notes.

Non-U.S. Holders

A non-U.S. Holder will not be subject to United States federal income taxes on payments of principal, premium (if any) or interest (including original issue discount) on a Note, unless the non-U.S. Holder is a direct or indirect 10% or greater shareholder of ML&Co., a controlled foreign corporation related to ML&Co. or a bank receiving interest described in Section 881(c)(3)(A) of the Code. However, income allocable to non-U.S. Holders will generally be subject to annual tax reporting on IRS Form 1042-S. For a non-U.S. Holder to qualify for the exemption from taxation, any person, U.S. or foreign, that has control, receipt or custody of an amount subject to withholding, or who can disburse or make payments of an amount subject to withholding (the “Withholding Agent”) must have received a statement that (a) is signed by the beneficial owner of the Note under penalties of perjury, (b) certifies that the owner is a non-U.S. Holder and (c) provides the name and address of the beneficial owner. The statement may generally be made on IRS Form W-8BEN (or other applicable form) or a substantially similar form, and the beneficial owner must inform the Withholding Agent of any change in the information on the statement within 30 days of that change by filing a new IRS Form W-8BEN (or other applicable form). Generally, an IRS Form W-8BEN provided without a U.S. taxpayer identification number will remain in effect for a period starting on the date the form is signed and ending on the last day of the third succeeding calendar year, unless a change in circumstances makes any information on the form incorrect. If a Note is held through a securities clearing organization or certain other financial institutions, the organization or institution may provide a signed statement to the Withholding Agent. Under certain circumstances, the signed statement must be accompanied by a copy of the applicable IRS Form W-8BEN (or other applicable form) or the substitute form provided by the beneficial owner to the organization or institution.

Under current law, a Note will not be includible in the estate of a non-U.S. Holder unless the individual is a direct or indirect 10% or greater shareholder of ML&Co. or, at the time of the individual’s death, payments in respect of that Note would have been effectively connected with the conduct by the individual of a trade or business in the United States.

Backup withholding

Backup withholding at the applicable statutory rate of United States federal income tax may apply to payments made in respect of the Notes to registered owners who are not “exempt recipients” and who fail to provide certain identifying information (such as the registered owner’s taxpayer identification number) in the required manner. Generally, individuals are not exempt recipients, whereas corporations and certain other entities generally are exempt recipients. Payments made in respect of the Notes to a U.S. Holder must be reported to the IRS, unless the U.S. Holder is an exempt recipient or establishes an exemption. Compliance with the identification procedures described in the preceding section would establish an exemption from backup withholding for those non-U.S. Holders who are not exempt recipients.

In addition, upon the sale of a Note to (or through) a broker, the broker must withhold on the entire purchase price, unless either (a) the broker determines that the seller is a corporation or other exempt recipient or (b) the seller provides, in the required manner, certain identifying information (e.g., an IRS Form W-9) and, in the case of a non-U.S. Holder, certifies that the seller is a non-U.S. Holder (and certain other conditions are met). This type of sale must also be reported by the broker to the IRS, unless either (a) the broker determines that the seller is an exempt recipient or (b) the seller certifies its non-U.S. status (and certain other conditions are met). Certification of the registered owner’s non-U.S. status would be made normally on an IRS Form W-8BEN (or other applicable form) under penalties of perjury, although in certain cases it may be possible to submit other documentary evidence.

Any amounts withheld under the backup withholding rules from a payment to a beneficial owner would be allowed as a refund or a credit against the beneficial owner’s United States federal income tax provided the required information is furnished to the IRS.

ERISA CONSIDERATIONS

Each fiduciary of a pension, profit-sharing or other employee benefit plan subject to the Employee Retirement Income Security Act of 1974, as amended (“ERISA”) (a “Plan”), should consider the fiduciary standards of ERISA in the context of the Plan’s particular circumstances before authorizing an investment in the Notes. Accordingly, among other factors, the fiduciary should consider whether the investment would satisfy the prudence and diversification requirements of ERISA and would be consistent with the documents and instruments governing the Plan.

In addition, we and certain of our subsidiaries and affiliates, including MLPF&S, may be each considered a party in interest within the meaning of ERISA, or a disqualified person within the meaning of the Internal Revenue Code of 1986, as amended (the “Code”), with respect to many Plans, as well as many individual retirement accounts and Keogh plans (also “Plans”). Prohibited transactions within the meaning of ERISA or the Code would likely arise, for example, if the securities are acquired by or with the assets of a Plan with respect to which MLPF&S or any of its affiliates is a party in interest, unless the securities are acquired pursuant to an exemption from the prohibited transaction rules. A violation of these prohibited transaction rules could result in an excise tax or other liabilities under ERISA and/or Section 4975 of the Code for such persons, unless exemptive relief is available under an applicable statutory or administrative exemption.

Under ERISA and various prohibited transaction class exemptions (“PTCEs”) issued by the U.S. Department of Labor, exemptive relief may be available for direct or indirect prohibited transactions resulting from the purchase, holding or disposition of the securities. Those exemptions are PTCE 96-23 (for certain transactions determined by in-house asset managers), PTCE 95-60 (for certain transactions involving insurance company general accounts), PTCE 91-38 (for certain transactions involving bank collective investment funds), PTCE 90-1 (for certain transactions involving insurance company separate accounts), PTCE 84-14 (for certain transactions determined by independent qualified asset managers), and the exemption under new Section 408(b)(17) of ERISA and new Section 4975(d)(20) of the Code for certain arm’s-length transactions with a person that is a party in interest solely by reason of providing services to Plans or being an affiliate of such a service provider (the “Service Provider Exemption”).

Because we may be considered a party in interest with respect to many Plans, the securities may not be purchased, held or disposed of by any Plan, any entity whose underlying assets include plan assets by reason of any Plan’s investment in the entity (a “Plan Asset Entity”) or any person investing plan assets of any Plan, unless such purchase, holding or disposition is eligible for exemptive relief, including relief available under PTCE 96-23, 95-60, 91-38, 90-1, or 84-14 or the Service Provider Exemption, or such purchase, holding or disposition is otherwise not prohibited. Any purchaser, including any fiduciary purchasing on behalf of a Plan, transferee or holder of the securities will be deemed to have represented, in its corporate and its fiduciary capacity, by its purchase and holding of the securities that either (a) it is not a Plan or a Plan Asset Entity and is not purchasing such securities on behalf of or with plan assets of any Plan or with any assets of a governmental, church or foreign plan that is subject to any federal, state, local or foreign law that is substantially similar to the provisions of Section 406 of ERISA or Section 4975 of the Code or (b) its purchase, holding and disposition are eligible for exemptive relief or such purchase, holding and disposition are not prohibited by ERISA or Section 4975 of the Code (or in the case of a governmental, church or foreign plan, any substantially similar federal, state, local or foreign law).

Under ERISA, assets of a Plan may include assets held in the general account of an insurance company which has issued an insurance policy to such plan or assets of an entity in which the Plan has invested. Accordingly, insurance company general accounts that include assets of a Plan must ensure that one of the foregoing exemptions is available. Due to the complexity of these rules and the penalties that may be imposed upon persons involved in non-exempt prohibited transactions, it is particularly important that fiduciaries or other persons considering purchasing the securities on behalf of or with “plan assets” of any Plan consult with their counsel regarding the availability of exemptive relief under PTCE 96-23, 95-60, 91-38, 90-1 or 84-14 or the Service Provider Exemption.

Purchasers of the securities have exclusive responsibility for ensuring that their purchase, holding and disposition of the securities do not violate the prohibited transaction rules of ERISA or the Code or any similar regulations applicable to governmental or church plans, as described above.

Due to the complexity of these rules and the penalties that may be imposed upon persons involved in non-exempt prohibited transactions, it is important that fiduciaries or other persons considering purchasing the Notes on behalf of or with “plan assets” of any plan, plan asset entity or non-ERISA arrangement consult with their counsel regarding the availability of exemptive relief under any of the PTCEs listed above or any other applicable exemption, or the potential consequences of any purchase or holding under similar laws, as applicable.

USE OF PROCEEDS AND HEDGING

The net proceeds from the sale of the Notes will be used as described under “Use of Proceeds” in the accompanying general prospectus supplement and to hedge market risks of ML&Co. associated with its obligation to pay the Supplemental Redemption Amount.

SUPPLEMENTAL PLAN OF DISTRIBUTION

MLPF&S has advised ML&Co. that it proposes initially to offer all or part of the Notes directly to the public on a fixed price basis at the offering price set forth on the cover page of this pricing supplement. After the initial public offering, the public offering price may be changed. The obligations of MLPF&S are subject to certain conditions and it is committed to take and pay for all of the Notes if any are taken.

If you place an order to purchase these offered securities, you are consenting to each of MLPF&S and its broker-dealer affiliate First Republic Securities Company, LLC acting as a principal in effecting the transaction for your account. MLPF&S is acting as an underwriter and/or selling agent for this offering and will receive underwriting compensation from the issuer of the securities.

MLPF&S and First Republic Securities Company, LLC, each a broker-dealer subsidiary of ML&Co., are members of the Financial Industry Regulatory Authority, Inc. (formerly the National Association of Securities Dealers, Inc. (the “NASD”)) and will participate in the distribution of the Notes. Accordingly, offerings of the Notes will conform to the requirements of NASD Rule 2720.

MLPF&S and First Republic Securities Company, LLC may use this Note Prospectus for offers and sales in secondary market transactions and market-making transactions in the Notes. MLPF&S and First Republic Securities Company, LLC may act as principal or agent in these transactions, and any such sales will be made at prices related to prevailing market prices at the time of the sale.

EXPERTS

The consolidated financial statements incorporated by reference in this pricing supplement from Merrill Lynch & Co., Inc.’s Annual Report on Form 10-K for the year ended December 28, 2007 and the effectiveness of Merrill Lynch & Co., Inc. and subsidiaries’ internal control over financial reporting have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their reports, incorporated herein by reference (which reports (1) expressed an unqualified opinion on the consolidated financial statements and included an explanatory paragraph regarding the changes in accounting methods in 2007 relating to the adoption of Statement of Financial Accounting Standards No. 157, “Fair Value Measurement,” Statement of Financial Accounting Standards No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities—Including an amendment of FASB Statement No. 115,” and FASB Interpretation No. 48, “Accounting for Uncertainty in Income Taxes, an Interpretation of FASB Statement No. 109,” and in 2006 for share-based payments to conform to Statement of Financial Accounting Standards No. 123 (revised 2004), “Share-Based Payment,” and included an explanatory paragraph relating to the restatement discussed in Note 20 to the consolidated financial statements and (2) expressed an unqualified opinion on the effectiveness of internal control over financial reporting). Such consolidated financial statements have been so incorporated in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.

INDEX OF CERTAIN DEFINED TERMS

Basket	PS-1
Basket Business Day	PS-12
Basket Component Index	PS-3
Business Day	PS-14
Calculation Agent	PS-6
Final Average Value	PS-4
Index Publisher	PS-14
Market Disruption Event	PS-12
Multiplier	PS-4
Notes	PS-1
Pricing Date	PS-3
Starting Value	PS-4
successor index	PS-14
Supplemental Redemption Amount	PS-4
Valuation Dates	PS-4

Capitalized terms used in this pricing supplement and not otherwise defined shall have the meanings ascribed to them in the accompanying MTN prospectus supplement, general prospectus supplement and prospectus, as applicable.

                    Units

Merrill Lynch & Co., Inc.

Medium-Term Notes, Series C

Principal Protected Notes

Linked to the Domestic Sector Index Basket

due April     , 2012

(the “Notes”)

$1,000 principal amount per unit

PRICING SUPPLEMENT

Merrill Lynch & Co.

April     , 2008